                                             April 30, 2000

Mr. Damon DeSantis
President and Chief Executive Officer
Rexall Sundown, Inc.
6111 Broken Sound Parkway, N.W.
Boca Raton, Florida  33487

Dear Damon:

     This will confirm our agreement as to certain matters affecting the executive officers and employees of Rexall Sundown, Inc. and its subsidiaries (collectively, "Company" and, after the Merger, the "Surviving Corporation") on or after the Merger contemplated by the Agreement and Plan of Merger, dated as of the date hereof, by and among Royal Numico N.V. ("Parent"), Nutricia Investment Corp. and Rexall Sundown, Inc. (the "Merger Agreement"). Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement. This letter (the "Benefits Letter") is the letter described in
Section 5.5 of the Merger Agreement.

I.   COMPANY BENEFIT PLANS

     A. Parent shall cause the Surviving Corporation to assume and honor in accordance with their terms all Company Benefit Plans listed on
Schedule 3.1(l)(i) of the Company Disclosure Schedule, subject to any modifications or amendments contemplated by the Merger Agreement or in Paragraph I.B. of this letter. Notwithstanding the foregoing, except as expressly provided in the Agreement or Paragraph I.B. of this letter, no provision hereunder shall be construed to in any way limit or restrict the ability of Parent or the Surviving Corporation following the Effective Time to modify, amend or terminate any Company Benefit Plan in accordance with the terms of such Company Benefit Plan. No provision hereunder shall be construed to limit or restrict the ability of Parent or the Surviving Corporation to terminate the employment of any officer or employee of Company.

     B. For the period commencing on the Effective Date and ending no earlier than the current plan year of the respective plan, Parent shall, or shall cause the Surviving Corporation, to provide employee pension benefit plan and welfare plan benefits to employees of the Surviving Corporation and its subsidiaries that, when taken as a whole, are not less favorable in the aggregate than such respective benefits provided to such employees immediately prior to the Effective Time; provided, however that nothing herein shall restrict or limit the liability of parent or the Surviving Corporation to alter such benefits where such alternation has been made with the prior written consent of Damon DeSantis.

II.  PAYMENTS UNDER COMPANY MANAGEMENT INCENTIVE PLAN AND COMPANY EQUITY PLANS

     A. Parent confirms that for the period ending August 31, 2000, each participant under any Company annual incentive plan, program or arrangement, including, without limitation, the Company's Management Incentive Plan (the "Existing Bonus Plans") in effect immediately prior to the Effective Time, under which the bonus payable thereunder is based upon the achievement of annual Company and/or individual performance objectives, shall be paid after August 31, 2000, in accordance with such Plans.

     B. Parent shall cause the Surviving Corporation to make the payments to holders of Company Stock Options contemplated by Section 5.11 of the Merger Agreement. The Company confirms that as of the date hereof, the Company Equity Plans have been amended as contemplated by the Merger Agreement.

III. ANNUAL INCENTIVE PLAN

     Parent confirms that it maintains (or causes its subsidiaries to maintain) an annual bonus plan for eligible senior officers. The specifics of these the bonus programs are determined by Parent on the basis of a variety of factors applicable to the particular officer and our goal in this regard is to provide the opportunity to earn performance-based incentive compensation that is appropriate in light of the circumstances. Parent confirms to you that Parent will, or will cause the Surviving Corporation to, establish an incentive program for the Level I and Level II officers identified on Appendix C similar to that offered to senior executives elsewhere in Parent's organization. A general description of this program is set forth on Appendix A hereto. Parent confirms that the Surviving Corporation may establish annual incentive bonus programs for officers and key employees below Levels I and II as described on Appendix A.

     Parent confirms that these bonus programs will be established effective September 1, 2000 and provide for a PRO RATA payout for 2000 with respect to the period from September 1, 2000 through December 31, 2000.

IV.  EXECUTIVE EMPLOYMENT AND CONSULTING AGREEMENTS

     Parent confirms that it will comply and/or will cause the Surviving Corporation to comply with the Employment Agreements and Consulting Agreements of even date herewith entered into by Parent, the Company and the senior officers of Company listed on Appendix B hereof.

V.   PARENT EQUITY INCENTIVE PROGRAMS

     Parent agrees to establish or cause the Surviving Corporation to establish the Parent Management Stock Purchase Plan and Parent Stock Option Program as described on Appendices C and D, respectively.

VI.  FURTHER ASSURANCES; ABILITY TO AMEND PLANS

     Parent and Company shall use all reasonable efforts and will cause their respective subsidiaries to use all reasonable efforts to amend plans and take such other actions contemplated by this letter and the Merger Agreement. Except as otherwise provided in this letter, the power of Parent or any of its subsidiaries to amend or terminate any plan or program after the Effective Time, shall not be altered by this letter.

VII. COUNTERPARTS

     This Benefits Letter may be executed in one or more counterparts, which shall together constitute a valid and binding agreement.

     Please confirm your agreement with the foregoing by signing and returning to me the enclosed copy of this letter.

                                        Very truly yours,

                                        ROYAL NUMICO N.V.

                                        By:  /s/ Julitte van der Ven
                                           -------------------------------
                                        Its:     Attorney-in-Fact
                                            ------------------------------
ACCEPTED AND AGREED TO this
30th day of April, 2000.

REXALL SUNDOWN, INC.

By: /s/ Damon DeSantis
   ----------------------
Its:    CEO
    ---------------------

                                                   APPENDIX A TO BENEFITS LETTER


                                   INCENTIVE PLANS

PARENT ANNUAL INCENTIVE PLAN APPLICABLE TO LEVEL I AND II

     Annual performance bonus opportunity range equal to 40% to 140% of annual base salary.

     Performance criteria to include year-to-year increase in sales, increase in operating profit (after provision for bonuses) and reductions in working capital.

     Annual performance goals to be developed by CEO of Company and approved by Saturn.

     Bonus for 2000 to be pro-rated for four months, based on four- month performance.

COMPANY ANNUAL INCENTIVE PLAN:  LEVELS III AND IV

     Annual performance bonus opportunity 35% of annual base salary, for Level III; annual performance bonus opportunity ranges of 25% to 35% of annual base salary for Level IV.

     Performance targets to be set by CEO of Company.

                                                   APPENDIX B TO BENEFITS LETTER

                           PARTIES TO EMPLOYMENT AGREEMENTS

                                  DeSantis, Damon
                                   Cotton, Geary
                                  Frabitore, Steve
                                  Goudis, Richard
                                   Holly, Gerald
                                  Werber, Richard
                                  Schofield, David
                                 Richerson, Timothy
                                   Desimone, John
                                 Michols, J. Kelly
                                  DeSantis, Debbie
                                    Alsina, Jose
                                  Trinker, Deborah
                                   Kronrad, David
                                   Settler, Andy
                                Todd, Michael (Stu)
                                 Thompson, Keith N.


                          PARTIES TO CONSULTING AGREEMENTS

                                   DeSantis, Carl
                                  Nast, Christian
                                  Palin, Nickolas

                                      APPENDIX C

                              Summary of Principal Terms

                NUMICO/REXALL SHOWCASE MANAGEMENT STOCK PURCHASE PLAN

     The opportunity to purchase shares of Numico under the new management stock purchase plan would be subject to the terms and conditions described below. The new management stock purchase plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code.

ELIGIBLE EMPLOYEES            Officers and key employees of the Company (and its
                              subsidiaries) specified on the attached schedule.

PURCHASE PRICE                The purchase price per share will be equal to the
                              average closing share price for the 15 trading days preceding the closing date of the Merger contemplated by the Merger Agreement. Such purchase price will be expressed in U.S. dollars based on the U.S. dollars-to-Euro exchange rate as of the last day of such 15-trading day period.

EMPLOYEE PURCHASE OF          The opportunity to purchase shares will be
SHARES                        extended to the eligible employees as promptly as
                              practicable after the Closing Date. Those electing to participate will be required to pay for such shares no earlier than the date on which the Non-Compete Payment is paid by the Company pursuant to the Employment Agreements. The maximum value of shares purchased will be as follows:

                                   Participant    Maximum Value
                                   -----------    -------------
                                   Level I        200% of base salary
                                   Level II       100% of base salary

MATCHING LOAN                 For each share purchased, the Company will make a
                              loan in U.S. dollars to finance the participant's purchase of up to 2 additional shares. The
                              Company will retain a security interest in all the initial purchased shares and any additional purchased shares. The loan will be due 36 full months after the Closing Date (the "Maturity
                              Date"). The interest on the loan will be at the appropriate applicable federal rate at the time of the loan, payable at the Maturity Date.

TIME-VESTING                  50% of the loan (including interest thereon) will
                              be forgiven upon completion of continuous employment with the Company (or its subsidiaries) from the Closing Date until the

                              Maturity Date. If the participant incurs an Involuntary Termination Without Cause prior to the loan forgiveness date, 1/3 of the loan will be forgiven for each full year of employment with the Company (or its subsidiaries) following the Closing Date. An "Involuntary Termination Without Cause" means a termination of employment by the Company and its subsidiaries (including a termination by reason of death or disability) for reasons other than continuing misconduct, a continuing failure to substantially perform assigned duties, or other material violation of Company policy as applied in a manner consistent with past practices of the Company prior to the Effective Time, in each case after notice and a reasonable opportunity to cure such action shall have been provided to the employee.

PERFORMANCE-VESTING           50% of the loan (including interest thereon) will
                              be forgiven as of the Maturity Date if the Company has attained its cumulative "Operating EBITA" goal as determined under Dutch GAAP for such period, which goal shall reflect a 15% annual increase in Operating EBITA during the three-year period from a starting base equal to the Company's Operating
                              EBITA for the twelve months ended June 30, 2000, as determined by Numico and the CEO of the Company based on the models presented to Numico prior to the date of the Merger Agreement. If a participant is involuntarily terminated without
                              Cause prior to the Maturity Date, 1/3 of the loan
                              (including interest thereon) will be forgiven for each annual Operating EBITA goal attained during such period.

SHARE ACCOUNTS                All shares purchased under this plan will be held
                              in an account by Numico until the Maturity Date or, if earlier, the date of termination of employment. Participants will have voting (if any), dividend and any other shareholder rights with respect to such shares during such period.
                              Immediately after the Maturity Date, shares held in such account will be delivered to participants
                              (or their nominees) and may be freely sold or transferred.

SECURITIES LAWS               If the purchase of shares of Numico under this
                              plan by eligible employees of the Company (or its subsidiaries) is not permissible by reason of the application of U.S. securities laws or compliance with such laws or other applicable laws would be unduly burdensome, such employees will be granted substitute awards substantially equivalent to the economic benefit under this plan.

MISCELLANEOUS                 In addition to any limitations on transfer or sale
                              described above or upon the lifting of such limitations, the sale of shares of Numico acquired under this plan will be subject to applicable law and the policies of Numico generally applicable to holders of shares of Numico. For purposes of this plan, "shares" shall mean the depositary receipts exchangeable into ordinary shares on a restricted scale which are directly traded on the Amsterdam
                              Stock Exchange, or to the extent established, American Depositary Shares representing such depositary receipts.

                                      APPENDIX D

                              Summary of Principal Terms

                     NUMICO/REXALL SHOWCASE STOCK OPTION PROGRAM

VIII.     NUMBER OF OPTIONS

     Options to purchase 400,000 shares of Numico will be available for grant to key employees of the Company (and its subsidiaries) immediately following the Closing Date. Additional options to purchase at least 200,000 shares of Numico will be available for grant annually following the first, second and third anniversaries of the Closing Date.

     2.   TERMS OF OPTION

     The options granted under the new stock option plan will be on the terms and conditions provided below.

ELIGIBLE EMPLOYEES    Employees of the Company (including its subsidiaries).

GRANTS Option grants as determined by CEO of the Company and approved by the Supervisory Board of Numico. With regard to the initial grants of options to purchase 400,000 ordinary shares of Numico as soon as practicable following Closing.

TYPE OF OPTIONS       Nonqualified options to purchase ordinary shares of
                      Numico.

EXERCISE PRICE        Initial grants of options to purchase 400,000 ordinary
                      shares of Numico as soon as practicable following Closing
                      Date have an exercise price equal to the average closing share price for the 15 trading days preceding the Closing
                      Date. Subsequent grants of options shall have an exercise price equal to the fair market value of an ordinary share of Numico on the date of grant. The exercise price will be expressed in Euros. Initial grants fully vest upon completion of 3 years of employment with the Company (or its subsidiaries) following the Closing Date. Subsequent grants fully vest upon completion of 3 years of employment following the date of grant. If option holder incurs an Involuntary
                      Termination Without Cause prior to the vesting date, 1/3 of such option will be exercisable on the date of such termination for each full year of employment with the Company (or its subsidiaries) following the date of grant. An "Involuntary Termination Without Cause" means a termination of employment by the Company and its subsidiaries (including a termination by reason of death or disability) for reasons other than continuing misconduct, continuing failure to substantially perform assigned duties, or other material violation of

                      Company policy as applied in a manner consistent with past practices of the Company prior to the Effective Time, in each case after notice and a reasonable opportunity to cure such action shall have been provided to the employee.

OPTION TERM           Options expire after 5 years.

SECURITIES LAW        If option grants to purchase ordinary shares of Numico to
                      eligible employees of the Company (or its subsidiaries) are not permissible by reason of the application of U.S.
                      securities laws or compliance with such laws or other applicable laws would be unduly burdensome, such employees will be granted substitute cash awards substantially equivalent to such option grants.

MISCELLANEOUS         Exercise of options and the sale of shares of Numico
                      acquired upon exercise of options will be subject to applicable law and the policies of Numico generally applicable to its world-wide option holders to purchase shares of Numico.

                      For purposes of this program, "shares" shall mean the depositary receipts exchangeable into ordinary shares on a restricted scale which are directly traded on the Amsterdam Stock Exchange, or to the extent established, American Depositary Shares representing such depositary receipts.


                                       D-2